Registration Statement 333-128505
Rule 424(b)(3)

Preliminary Prospectus Dated March 19, 2007

Subject to Completion

PROSPECTUS

HYDROGEN CORPORATION

4,438,224 Shares of Common Stock

This prospectus covers up to 4,438,224 shares of common stock of HydroGen Corporation that may be offered for resale or otherwise disposed of by the account of the selling stockholders set forth in this prospectus under the heading “Selling Stockholders” beginning on page 16.

Our common stock is traded on the Nasdaq Capital Market under the symbol HYDG. On March 15, 2007, the last reported sale price of our common stock was $4.67.

We will not receive any proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 20, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Table of Contents

BUSINESS SUMMARY	5
RISK FACTORS	9
USE OF PROCEEDS	16
SELLING STOCKHOLDERS	16
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	22
EXPERTS	22
WHERE YOU CAN FIND ADDITIONAL INFORMATION	23

BUSINESS SUMMARY

General

HydroGen designs, manufactures, markets and distributes fuel cell modules and energy systems (power plants) using phosphoric acid fuel cells. HydroGen owns certain technology, proprietary rights, and manufacturing assets for the production of 400 kW, air-cooled phosphoric acid fuel cell modules.

HydroGen is in the development stage and is expected to remain so for at least the next several quarters. HydroGen’s business plan calls for it to design, manufacture and sell 6-30 MW turn-key power plants, based on a standardized 2 MW power island consisting of five of HydroGen’s 400 kW modules. Additionally, HydroGen plans to attempt to generate recurring revenues from the sale of operations and maintenance services, and ongoing lease revenues for the 400 kW modules, which must be replaced after approximately 40,000 hours of operation.

Although HydroGen expects to enter the market at a cost of approximately $3,000/kW installed for a first article plant of approximately 4-8 MW, management expects its production costs in the future will fall below $1,000/kW for a complete system (fuel cell modules and balance of plant) once its PAFC modules are produced in an accelerated manufacturing facility with a capacity of 25 MW per annum or greater. These costs compare favorably with its competition of water cooled PAFCs, molten carbonate fuel cells, and solid oxide fuel cells.

Plan of Operations

HydroGen’s business plan is divided into three stages: market entry, cost reduction, and growth. Management anticipates that the market entry stage will last through 2007. During this period, HydroGen is focusing its efforts on the following activities:

1. Ramp up fuel cell manufacturing operations to achieve 2 MW per year single-shift production capacity. HydroGen largely has completed installation of manufacturing facilities to achieve initial pilot production capacity of 2 MW (five 400 kW modules) per annum on single shift, or 4 or more MW per year on multiple shift basis, and to recapture the performance and operation of the original Westinghouse design of the module. The company has acquired additional production equipment, implemented certain facilities upgrades and prepared and trained a new team of production staff in the fuel cell production processes. All production lines are now in operation.

2. Manufacture 400 kW modules. HydroGen has started production of three or more new 400 kW air-cooled phosphoric acid fuel cell modules in our manufacturing facilities for use during the market entry phase. The modules will be tested at our facilities, and then delivered to customer demonstration sites in the field.

3. Product and technology testing and validation. HydroGen has completed or is nearing completion on construction of the initial test facilities that we will operate at our Versailles, PA manufacturing facilities. The test facilities include:

(a) 400 kW module test facility, to test finished product at full rated capacity prior to field delivery, which was mechanically completed in February 2007.

(b) 10-cell stack pressurized test facility, to validate design and material changes to the fuel cells as a final step before incorporating such changes into the full 400 kW module. This test facility was built and successfully started in 2006, operating a 2.5 kW stack at rated 100% capacity within 3 weeks after its completion.

(c) 2”x2” small scale test facility, to test new electrode materials prior to selection for 10-cell stack testing and validation. A first group of 24 was built in the beginning of 2006, and a second battery of 24 additional cell test units was completed in late 2006 and the beginning of 2007.

Management plans to construct and operate additional test facilities to expand product and technology testing and validation activities. These include:

(a) An additional, transportable 10 cell stack pressurized test facility (2.5 kW), which will allow us to undertake operational field tests at customer sites with different gas compositions. This facility is in the design and engineering phase.

(b) A series of two atmospheric 3 cell test facilities, which will be used to test differences and changes in cell design, component materials, and geometry in full scale cells, prior to pressurized testing in the 2.5 kW test stand. These 3-cell test facilities will be constructed at the Company’s Wright Fuel Cell Group facility in Cleveland, OH.

4. Finish 2 MW power plant design and initiate advanced manufacturing development. HydroGen is in the process of investing working capital proceeds to complete the design, component selection, and full costing of the standard 2 megawatt (MW) power plant product, and is in the execution phase of a project of development activities necessary to achieve targeted fuel cell production capacity of 25 MW/year scheduled for the end of 2008 / beginning of 2009, and 100 MW/year scheduled for the 2010 time frame under the current business plan. The advanced manufacturing development program consists of a staged series of projects to implement design and material changes to the technology, develop and implement automated manufacturing processes, and collaborate with outsource suppliers of key components of the fuel cells. The Company has initiated collaborative relationships with certain outsourced suppliers of key components of the fuel cells, and is evaluating additional collaboration opportunities with a variety of entities. HydroGen will also seek additional financing in the form of grants from state and/or federal government sources for some aspects of this phase of the business plan, and is currently performing work under a state grant, a $1,000,000 award by the State of Ohio Third Frontier Fuel Cell Program, to support the Company’s advanced manufacturing development program. Overall progress on advanced manufacturing development is proceeding according to schedule.

5. Sales and marketing. The initial sales goal is to achieve firm orders for 2-4 MW of fuel cell power plants on a semi-commercial basis, and contingent orders for full-scale commercial fuel cell power plants in the range of 25-50 MW aggregate capacity, in addition to the one already-contracted 400 kW commercial demonstration power plant. A principal purpose of the commercial demonstration and semi-commercial power plants is to obtain a successful validation and performance history for the core 400 kW module and the 2 MW standard commercial product. Once successful validation of the core module is obtained, we anticipate that the contingency related to commercial orders received for full-scale fuel cell power plants will be removed. To achieve our sales and marketing objectives, HydroGen is developing a pipeline of projects, with several large generators of by-product hydrogen and other potential customers who have expressed interest in acquiring fuel cell power plants, and management believes that it could conclude agreements with one or more of these entities within the next 10 months.

On October 17, 2006, HydroGen announced that it had signed an agreement with ASHTA Chemicals to install and operate a 400kW fuel cell demonstration power plant at ASHTA’s chlor-alkali manufacturing plant in Ashtabula, OH. This effort is being supported by a $1,250,000 award that the Company received from the State of Ohio Department of Development, and the Company expects to install the fuel cell module in the first half of 2007. The Company may additionally decide to develop one or more projects of similar capacity at another customer’s site.

Sales and marketing will take place concurrently with the previously described phases of the business plan during the development stage. Marketing the kind of disruptive product that HydroGen offers involves a multifaceted decision process, and it typically takes multiple contacts and a substantial customer educative endeavor to achieve firm commitments and orders.

Once HydroGen has achieved the objectives of its market entry stage, it will enter the cost reduction stage of the business plan. This stage has started and is expected to last through the end of 2008 or first half of 2009. Management estimates that approximately $20 to $35 million in additional equity capital, plus approximately $15 to $20 million in low interest debt, will be required to execute this phase of the business plan. The Company has no agreements or arrangements for such funding at this time. The principal goals of this stage of development will be to:

1. Complete the manufacturing roadmap, design and process development for advanced manufacturing.

2. Secure strategic supply chain relationships and construct an advanced manufacturing facility capable of producing 25 MW/year of fuel cell modules by the end of 2008 / beginning of 2009, while reducing module production costs through high volume manufacturing and assembly.

3. Manufacture and deliver to customers up to 10 MW of commercial fuel cell power plants.

4. Achieve positive net cash flow from operations.

After successful completion of the objectives of the cost reduction phase of the business plan, HydroGen plans to expand the automated production facility to 100 MW/year capacity or greater, launch a worldwide sales and marketing effort, expand production capacity further by investing in a European or Asian manufacturing facility, and further driving down costs through maturation of our outsourcing activities.

Corporate Organization

The company was incorporated in Nevada in July 1999 as TSI Handling, Inc. In 2000, the corporate name was changed to Dyna-Cam Engine Corporation. Then in April 2004, the company, changed its name to “Chiste Corporation.” On July 7, 2005 the company conducted an exchange transaction with the members holding all the outstanding limited liability company interests of HydroGen LLC, in which transaction HydroGen LLC became a wholly-owned subsidiary. Shortly thereafter the company took steps to change its name from “Chiste Corporation” to “HydroGen Corporation” which was completed on August 19, 2005.

References to the company in this prospectus, on a consolidated basis which includes the holding company, HydroGen Corporation, and its wholly-owned subsidiary, HydroGen LLC, will be either to “HydroGen,” “we,” “us” or “our.” Where references in this prospectus are specifically to the holding company, they will be to HydroGen Corporation, and to the subsidiary, they will be to HydroGen LLC. HydroGen LLC is our operating company. HydroGen LLC was formed in 2002 in the State of Ohio.

Our mailing address is at 2 Juniper Street, Versailles, Pennsylvania 15132. Our telephone number is (412) 405-1000.

2005 Private Placements

July 2005 Reorganization Financing

In connection with the exchange transaction by which HydroGen LLC was acquired, Hydrogen LLC completed a private placement generating gross proceeds of $6,536,283, and the sale of Series B Preferred Shares to several affiliated institutional investors for an aggregate of $7,000,000 in gross proceeds, for a total aggregate amount of $13,536,283. In connection with the exchange transaction and private placement, holders of an aggregate of $2,000,000 of debt of HydroGen LLC converted their principal into Series B Preferred Shares on the same terms as the investors in the private placement. Battenkill Capital, Inc. was the placement agent for the private placements and engaged certain other selling agents. Together Battenkill and the other selling agents were paid $1,010,346 and issued HydroGen LLC membership interests which were immediately exchanged for 17,948 Series B Preferred Shares, which converted on August 19, 2005 into 133,068 shares of common stock on a post- reverse split basis. The net proceeds from the offerings, less commissions to the placement agent, were $12,525,937.

September 2005 Private Placement

On September 9, 2005 and September 21, 2005, HydroGen Corporation sold an aggregate of 134,439 shares of common stock for aggregate proceeds of $600,000, at $4.463 per share, in a private placement to two institutional investors. The company paid $13,500 in commissions to Keating Investments, LLC for this investment.

Registration Rights for July and September 2005 Financings

In connection with the July and September, 2005 private offerings, HydroGen Corporation agreed to register the common stock into which the Series B Preferred Shares converted and the common stock sold to investors. HydroGen Corporation was obligated to file a registration statement before October 5, 2005 and use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable. HydroGen met these obligations. HydroGen is also required to keep the registration statement effective, and therefore it is filing this registration statement amendment to satisfy this further requirement. In the event that it does not meet the registration requirements for the investors, it must pay to certain of the selling security holders cash penalties as liquidated damages. The liquidated damages may aggregate as much as $700,000, and are in addition to other damages and penalties that the holders with this right may seek from HydroGen Corporation. HydroGen Corporation must keep the registration statement effective for such time as is required to permit the persons with registered shares to be able to sell them in the public market either under the registration statement or Rule 144.

RISK FACTORS

The shares of common stock being offered hereby are speculative and should not be purchased by anyone who cannot afford a loss of their entire investment. Before making an investment in HydroGen, you should carefully consider the risks described below.

HydroGen has a limited operating history in the fuel cell industry, and therefore investors may not be able to evaluate an investment in our common stock.

HydroGen has a limited history of operations in the fuel cell industry. An investment in HydroGen should be viewed in light of the risks and uncertainties inherently faced by a company in the early stages of development. There can be no assurance that HydroGen will achieve or sustain profitability or positive cash flows from operating activities in the future. Investors may lose their investment or the opportunity to profit from a developing business or be unable to correctly assess our ability to operate in our chosen industry.

HydroGen will require a substantial amount of additional capital to fully execute its business plan, and we are uncertain about the availability of such additional funds without which we may not be able to execute our business plan.

The business plan calls for the expenditure of substantial capital to finance power plant development projects, finance the preparation of our Pittsburgh area fuel cell manufacturing facility, and construct a production facility with capacity for future large scale serial production of fuel cell stacks and potentially for other components used in the fuel cell power plants that HydroGen plans to sell and deliver. HydroGen will require additional capital to fund its expenditures, including business development, operating losses, and other cash needs to implement its market entry and cost reduction phases. HydroGen has made an initial estimate of its capital needs for its market entry stage and believes it will need between $20-$35 million in additional capital. Furthermore, if HydroGen decides to expand the business beyond what is currently planned; additional capital beyond what is anticipated in our current business plan will be required. HydroGen plans in the future to seek portions of the required funding from commercial sales, existing state incentive programs for fuel cells, and federally funded fuel cell demonstration programs. It may seek funds under low interest incentive based loans supported by one or more selected states. Although HydroGen currently plans to obtain some of the required additional financing through the issuance of debt instruments, conditions and circumstances may change such that HydroGen may decide to raise capital through the issuance of equity securities, which would result in dilution to existing shareholders. Any such financing terms may be adverse to existing security holders of HydroGen and could impose operational limitations on HydroGen. There can be no assurance that such additional financing will be available to HydroGen. Without the necessary funds, our business plan will have to be modified or may not be fully executed.

HydroGen received a grant from the State of Ohio that has a number of obligations that if they are not met will cause the grant to be withdrawn.

The State of Ohio has provided HydroGen a development grant of $1,250,000 on a reimbursement basis. The grant imposes a number of obligations on HydroGen, including the implementation the outlined business plan in the grant application, relocation of the headquarters and establishment of manufacturing facilities in the state, creation of jobs and adherence to federal and state regulations of accountability and business practice. If these are not met, the grant may be withdrawn and the ability to seek reimbursement will be terminated. Therefore, HydroGen may have expenses that it believed would be paid under the grant but will become a financial obligation payable out of its general working capital. The loss of the grant funding may limit the ability of HydroGen to implement its business plan as currently established and require HydroGen to seek additional funding earlier than anticipated.

HydroGen has rights to use the technology previously developed by Westinghouse Electric Power Division, but there may have to be some additional development for the technology to be useful which will present obstacles that will cost more money and time.

HydroGen acquired the rights to assets of certain fuel cell technology developed in the 1980s and early 1990s by Westinghouse Electric Power Division. There exist some areas where further development might be done or required. Certain basic materials and components may have changed in nature or specifications, and additional associated problems may materialize during the initial production of the fuel cells and fuel cell stacks. There is no certainty that fuel cell production in our new Pittsburgh area production plant will not have a material impact upon the performance, profitability, and cash flows from future operations.

HydroGen has entered into a license of four patents from the Department of Energy (two of which have since expired) which has certain requirements that if not met will cause the license to be terminable, the loss of which could impair HydroGen’s ability to justify additional investment.

HydroGen has entered into a license of four patents from the Department of Energy (two of which have since expired) which has certain requirements that if not met will cause the license to be terminable, the loss of which could impair HydroGen’s ability to attract additional investment.

HydroGen relies on trade secret and similar means to protect much of its intellectual property which may not prove to be effective, with the effect of an impairment in our rights.

HydroGen relies on trade secret law, confidentiality agreements and physical security such as restricted access to protect much of its intellectual property. These means of protection may not be effective with the consequence that others may obtain knowledge of our intellectual property. To protect its rights that others learn illegally may require HydroGen to expend time and financial resources pursuing court actions. These actions are typically expensive and are not always conclusive in favor of the claimant. In addition, though HydroGen believes doing so would be difficult, it may be possible for third parties to reverse engineer its fuel cells through inspection and testing. Finally, it is possible that third party patents may exist on which HydroGen’s technology may infringe. HydroGen’s financial condition may be impaired in any such events, and it may lose its competitive position as a result.

HydroGen has no experience manufacturing fuel cell power plants on a commercial basis which may result in delays in sales and result in additional development costs.

HydroGen has no experience designing and manufacturing fuel cell power plants on a commercial basis. HydroGen does not know whether or when it will be able to develop efficient, low-cost manufacturing capability and processes that will enable its to meet the production standards or production volumes necessary to successfully market its products. Even if HydroGen is successful in developing its manufacturing capability and processes, it does not know whether it will do so in time to meet its product commercialization schedule. Therefore, investors may lose the opportunity to profit from the development of HydroGen technology and business plan because there may be delays in sales, additional development costs and loss of market position.

Utility companies could place barriers on HydroGen’s entry into the marketplace with the result that we may not be able to sell sufficient products to sustain operations and causing unexpected losses.

Electric utilities commonly charge fees to industrial customers for disconnecting from the grid, for using less electricity, or for having the capacity to use power from the grid for back-up purposes. The imposition of such fees could increase the cost to customers using our systems and could reduce the desirability of our systems, thereby harming our potential for successful marketing and therefore revenues or profitability. Without sufficient sales, we will not gain the credibility necessary to compete in our industry, and we may not be able to sustain our operations.

Alternatives to HydroGen technology could render its systems obsolete prior to commercialization, and therefore will cause us to curtail our current business plan and an impairment in an investment in HydroGen.

HydroGen’s fuel cell power plants are one of a number of alternative energy products being developed today as supplements to the electric grid that have potential industrial applications, including microturbines, solar, wind, and other types of fuel cell technologies and advanced reciprocating engines. Technological advances in alternative energy products, improvements in reciprocating engine/generator sets, and other fuel cell technologies may render HydroGen’s systems obsolete, therefore causing a diminished value of an investment in HydroGen.

HydroGen may be unable to sell and deliver or operate fuel cell power plants which will result in a loss of market opportunity and its ability to generate income.

HydroGen’s success will depend on its ability to sell and deliver fuel cell power plants. Although there is interest indicted in its potential fuel cell power plants, no contracts for the sale and delivery of our air-cooled PAFC power plants have been executed to date. Factors that could adversely affect HydroGen’s ability to sell and deliver fuel cells include increased competition, increased consolidation in the energy industry (which would reduce HydroGen’s base of potential customers) and unexpected technological obsolescence of HydroGen’s air-cooled phosphoric acid fuel cell technology. Another reason for not being able to deliver the fuel cell power plants is the technological risk associated with new applications of technology. The inability of HydroGen to effectively sell and deliver fuel cell power plants, or to get the first few plants operational, would have a material adverse effect on HydroGen’s business, financial condition and results of operations because it will lose market opportunity and credibility.

HydroGen may be unable to obtain the necessary governmental approvals, authorizations, permits, licenses, and rights-of-way to sell, deliver and/or operate fuel cell power plants without which we will not be able to sell our systems or be able to enter the market.

The development, sales, and delivery of fuel cell power plants will depend on, among other things, HydroGen’s ability to secure and maintain regional governmental approvals, authorizations, permits and licenses. In certain jurisdictions, other legal requirements may delay, stop or impede the sales, delivery and/or operation of fuel cell power plants. There can be no assurance that HydroGen, its customers, or its contractors will successfully obtain required approvals, authorizations, permits and licenses or enter into necessary agreements, as the case may be. If HydroGen or any contractor fails to secure or maintain any necessary approvals, authorizations, permits or licenses, or faces delays in respect thereof, HydroGen may be unable to commence or complete any proposed fuel cell projects, which could materially and adversely affect HydroGen’s ability to sell, deliver or operate fuel cell power plants.

HydroGen may not be able to implement the business plan as planned, on time and within budget which may cause a loss or diminution of investment value of the common stock.

HydroGen’s ability to achieve its strategic objectives will depend in large part upon the successful, timely, and cost-effective completion of the business plan. The fuel cell projects will be offered and developed in various states, and the success of these projects will rely on contracted construction companies and subcontractors in these states. In addition to HydroGen’s obtaining and maintaining applicable governmental approvals, authorizations, permits and licenses the successful execution of the business plan is dependent upon a variety of factors, uncertainties and contingencies, many of which are beyond HydroGen’s control, such as power plant construction risks, subcontractor risks, and regulatory risks.

HydroGen is subject to competition with traditional and other alternative energy systems, any of which could be determined better, more reliable or more cost efficient and any of which could reduce demand for air-cooled phosphoric acid fuel cell power systems of the type produced by HydroGen.

HydroGen’s success depends on its ability to compete with other energy systems providers. HydroGen is likely to face competition from existing energy systems providers, including combustion turbine manufacturers and renewable energy developers, who may decide to sell to the same customers and/or to build expansions of their own power generating portfolio, and from equipment manufacturers and local contractors who typically build energy systems upon a customer’s request and may decide to build excess power generating capacity which would compete with the fuel cell power plants built by HydroGen. Further, national and regional energy utility providers that have established transmission and distribution networks throughout their home countries and/or territories may decide to enter the power plant supply industry, therewith creating more competitors on the market. Due to the highly competitive nature of the American, European and international energy industries, new companies may emerge in the future offering services and products similar to HydroGen’s. Management believes that the liberalization of the energy market is likely to attract more competitors, such as companies offering traditional technology products like combustion turbines, internal combustion engines and others, but also companies offering renewable energy technologies such as wind and solar plants, as well as biogas/biomass applications, and including other fuel cell companies offering other fuel cell types to the market, such as molten carbonate fuel cells, or solid oxide fuel cells. This intensifying competition could reduce or supplant the demand for the use of HydroGen’s fuel cell power plants.

HydroGen will be competing with a new technology which if not accepted by the marketplace will impede its ability to sell fuel cells and jeopardizes its business plan.

There can be no assurance that fuel cells will become the preferred technology for power production in the near future. New technologies may emerge, that may become more widely used than fuel cells, particularly in view of the now rapid pace of technological development in the energy industry generally. If fuel cells do not become the preferred technology for the production of distributed, as well as premium power, there will be substantially less demand for the fuel cell power plants.

As a company operating in the energy systems industry in various countries, HydroGen is or will be subject to varying degrees of regulation in each of the jurisdictions in which it operates any of which could be an impediment to marketing and sales or add unexpected costs.

There can be no assurance that regulatory, judicial and legislative changes will not have a material adverse effect on HydroGen. For example, regulators may raise material issues with regard to HydroGen’s compliance or non-compliance with applicable regulations or judicial decisions may impact on HydroGen’s operations, each of which could have a material adverse effect on HydroGen’s business, financial condition and results of operations because of added costs or as an impediment or barrier to marketing and sales.

Fuel cells are a new technology, and government regulation involving the use of fuel cells is evolving which introduces some uncertainty for customers which might therefore elect to stay with more traditional sources of energy, thereby limiting our sales opportunities.

Currently, power generated by fuel cells is regulated in much the same manner as are other sources of power generation. Large scale power generation in the multi-megawatt range, which is the target market for HydroGen, is generally subject to the scrutiny of either the Federal Energy Regulatory Commission, if it affects inter-state commerce or state public service commissions if the market is wholly intrastate. While the regulatory law promulgated by these agencies will not regulate the manufacturing of fuel cells by HydroGen, such laws may affect the market for fuel cells. Currently, State and Federal government agencies are pre-disposed to provide regulatory law favorable to the commercial deployment of fuel cells. However, there is risk that government agencies will adopt regulatory law unfavorable to fuel cell commercialization. Similarly, while government agencies are also pre-disposed to adopt codes and regulations that enable hydrogen manufacturing, transportation and storage for use in fuel cells, there are risks that such codes and regulations could be adopted that adversely affect the fuel cell market. Further, laws creating economic incentives to produce clean power tend to favor the fuel cell market. It is difficult to assess with certainty the likelihood that government will legislate more or less such laws.

HydroGen may have difficulty in obtaining supplies which could affect its ability to produce sellable products.

HydroGen may be unable to obtain an adequate supply of materials or components to complete the fuel cell power plants. Certain components may not be widely available. A failure of any supplier to deliver the necessary materials and/or components to HydroGen on schedule or at all could delay or interrupt the construction of the fuel cell power plants. From time to time, there may be high demand in the market for some materials or components relative to the supply capacity, which could impede the ability of HydroGen to obtain the quantity of those materials and/or components it needs. Any delay in obtaining an adequate supply of materials and/or components could lead to construction delays and additional costs.

The fuel cell power plants could fail or be disrupted due to technological factors or external damage or could deteriorate more quickly than expected thereby damaging sales for this technology and diminishing the business reputation of HydroGen.

The success of the fuel cell power plants will depend in part on HydroGen’s ability to protect the plants, and their materials and/or components from external damage. There can be no assurance that the availability of the fuel cell power plants to customers will not be disrupted due to external damage caused by construction work or by events such as fires, earthquakes, floods, power losses and similar accidents or disasters. Any prolonged difficulty in accessing the fuel cell power plants could threaten HydroGen’s relationship with its customers and have a material adverse effect on HydroGen’s business, financial condition and results of operations. HydroGen cannot guarantee the actual useful life of any part of the fuel cell power plants. Additionally, although HydroGen customers may realize a recovery value of the component parts of the fuel cell stacks that will defer from the cost of the replacement stacks, HydroGen cannot warrant the recovery values attained, if any. Preventive maintenance programs and standard procedures will be in place, to minimize adverse consequences, due to faulty operational conditions of the fuel cell plants for HydroGen, and for its contractors and customers. A number of factors will affect the useful life of the fuel cell power plants, including, among other issues, quality of hydrogen, quality of construction, or unexpected deterioration. Failure of any part of the fuel cell power plants to operate for its full design life could have a material adverse effect on HydroGen’s business because they would not operate as marketed, thereby damaging sales and reputation.

HydroGen’s success depends on its ability to hire and retain key personnel without which its ability to implement its business plan will be slowed.

HydroGen’s future success depends on the skills, experience and efforts of its officers and key technical and sales employees. Its management has significant experience in the energy and chemical plant construction industries, and the loss of any one of them could materially and adversely affect HydroGen’s ability to execute its business strategy. HydroGen’s success also depends on its ability to attract, train and retain qualified engineering, technical, and sales personnel. Competition for personnel in these areas is intense and HydroGen may not be able to hire or retain the required personnel. Moreover, HydroGen may not be able to retain some of the former Westinghouse design and manufacturing engineers previously employed at the Westinghouse production facility and who played an integral role in the fuel cell development program during the late eighties and early nineties. These people are considered important to HydroGen, with tasks including: production, design development, training, and technology transfer to new workers and strategic partners. A failure to do so could have a material adverse effect on HydroGen’s business, financial condition and results of operations because without the right persons, it will not be able to implement its business plan. HydroGen does not maintain key man insurance on any of its management or employees.

HydroGen may be unable to manage its growth effectively which may result in improperly spent or managed resources or additional costs.

As a result of HydroGen’s expected growth and expansion, significant demands have been, and will continue to be, placed on HydroGen’s management, operational and financial resources and systems and controls. In order to manage growth effectively, HydroGen must continue to develop its operational and financial systems and controls, expand through the acquisition and utilization of additional facilities, hire, train, and manage a qualified employee base. Inaccuracies in HydroGen’s forecasts of market demand could result in insufficient or excessive capacity/facilities and disproportionate fixed expenses for its operations. There can be no assurance that HydroGen will be able to develop the fuel cell power plants as planned or expand at the rate anticipated in accordance with its business plan. As HydroGen proceeds with its business development and expansion, there will be increased demands on HydroGen’s customer support, sales and marketing and administrative resources. There can be no assurance that HydroGen’s engineering, production, operations, and financial control systems will continue to be adequate to maintain and effectively manage growth. Failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially and adversely affect HydroGen’s business and results of operations and cost additional sums. Managing operations in multiple jurisdictions may place further strain on HydroGen’s ability to manage its overall growth.

Anticipated growth in demand for energy systems capacity may not occur which would reduce the market and the opportunity to sell its fuel cell systems.

HydroGen’s primary customers will be operators of the fuel cell power plants for their power (and often co-generated heat) needs. To the extent local and regional demand for power generating capacity does not exceed the capacity of the current energy market suppliers, or technological advances increase the capacity of existing power generating equipment, HydroGen’s potential customers may not have a need for additional power generating capacity. Any significant decline in the local and regional demand for power generating capacity or downturn in the energy industry could result in unsold capacity of fuel cell power plants and hence lower revenues. If growth in the demand for power generating capacity for any of these, or other, reasons is less than that expected by HydroGen, there will be less demand for the fuel cell power plants, which would have a material adverse effect on HydroGen’s business, financial condition and results of operations due to a lack of demand for systems.

It is possible there are claims resulting from prior corporate activities of which HydroGen is unaware that may come to light in the future and cost HydroGen considerable time, effort and expense to resolve.

Although prior to the exchange transaction with HydroGen LLC the Company was operational only as a shell corporation for at least two years, it is possible that claims, whether colorable or not, may be asserted against HydroGen in the future. To date, there has been notice to HydroGen of a potential claim in patent infringement relating to the predecessor company, but there has not been any service made on HydroGen. There can be no assurance given that some person will not devise a claim and attempt to assert it in the hopes of obtaining some monetary or other benefit. To resolve claims, including payment, may cost HydroGen considerable time, effort and expense. Any of these may impair management’s implementation of the business plan concerning HydroGen with the consequence of a loss of opportunity.

Future sales of shares by our stockholders could adversely affect the market price of our stock and your ability to realize value from stock transactions.

On July 8, 2007, the shares issued in the reorganization of the Company and simultaneous financing consummated on July 8, 2005, and on May 2, 2008, the shares issued in the private placement consummated May 2, 2006, will be eligible for resale under Rule 144k, without regard to limitations of amount, except for affiliates. Thus, at those dates substantial amounts of our common stock will be tradable without restriction. At any time after those dates, there will be an abundance of shares that may be offered with the possible effect of depressing the price of a share, at any given moment. Therefore, you may not be able to sell your shares or sell them at a price previously indicated.

If the Company is not able to maintain its listing on the NASDAQ Capital Market, the liquidity of the common stock in the market may be affected.

On March 6, 2007, the common stock was listed on the NASDAQ Capital Market. If the Company is not able to maintain its listing for any number of reasons, including the trading price, it may have to remove the stock from that market and re-establish trading on the OTC Bulletin Board. If that were to happen, the liquidity offered by the NASDAQ Capital Market would be lost and there may not be as much trading opportunity offered to the stockholders or at prices as favorable on other markets.

Even though our common stock is now listed on the NASDAQ Capital Market, the market price of the shares may fluctuate greatly, and investors in the Company bear the risk that they will not recover their investment.

Trading in our common stock has been minimal from time to time and subject to large volume and price fluctuation. Therefore, there is no clearly established market for our shares at this time. The public market price is likely to be influenced by the price at which and the amount of shares the selling stockholders are attempting to sell at any point in time with the possible effect of limiting the trading price or lowering it to their offering price. Shares such as those of companies like ours are also subject to the activities of persons engaged in short selling the securities which have the effect of driving the price down. Therefore, the price of our common stock may fluctuate widely. A full and stable trading market for our common stock may never develop in which event; any holder of our shares may not be able to sell at the time he elects or at all.

USE OF PROCEEDS

All the shares covered by this prospectus may be sold or otherwise disposed of for the account of the selling stockholders. HydroGen will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

SELLING STOCKHOLDERS

 The following table provides certain information about the selling stockholders’ beneficial ownership of our common stock at June 16, 2006. It assumes the sale of all of the shares of common stock offered by the selling stockholders under this prospectus. Unless otherwise indicated, the selling stockholder possesses sole voting and investment power with respect to the securities shown.

	Prior to Offering			After Offering
Name	Number of Shares Beneficially Owned	Percentage Of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Paul Archinand	17,779	0.1	11,203	6,576	*
Edmund Bailys Family Trust LLC (1)	5,606	*	5,606	0	0
Jules Belkin	18,839	0.2	18,839	0	0
Jules Belkin Revocable Trust (2)	43,765	0.3	43,765	0	0
The Billion Company (3)	50,127	0.4	50,127	0	0
Ian A. Bowles	2,239	*	2,239	0	0
CAMOFI Master LDC (4)	362,042	2.8	112,042	250,000	1.9
Crestview Capital Master, LLC (5)	257,689	2.0	257,689	0	0
Umberto P. Fedeli	24,511	0.2	15,688	8,823	*
Howard Feinberg	17,779	0.1	11,203	6,576	*
HMR Investors, LP (6)	182,068	1.4	70,026	112,042	0.9
Iroquois Master Fund Ltd. (7)	56,021	0.4	56,021	0	0
Irvine Capital Partners, L.P. (8)	74,000	0.6	74,000	0	0
Irvine Capital Partners III, L.P. (8)	10,091	*	10,091	0	0
JGB Capital LP (9)	56,021	0.4	56,021	0	0
Kurzman Partners, LP (10)	17,453	0.1	11,203	6,500	*

	Prior to Offering			After Offering
Name	Number of Shares Beneficially Owned	Percentage Of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Vernon Marquez	64,465	0.5	64,465	0	0
Vernon B. Marquez Testamentary Trust (11)	28,010	0.2	28,010	0	0
Edmund Mendrala	5,605	*	5,605	0	0
J. Chapman Morris Trust (12)	8,971	*	5,605	3,605	*
New Summit Partners, LP (13)	22,405	0.2	22,405	0	0
Park Corporation (14)	259,092	2.0	259,092	0	0
Peter J. O’Hara	17,779	0.1	11,203	6,576	*
Pequot Mariner Master Fund, LP (15)	275,871	2.1	275,871	0	0
Pequot Scout Fund, L.P. (15)	490,442	3.8	490,442	0	0
Kenneth Petersen	35,558	0.3	35,558	0	0
Steven R. Purvis	11,203	*	11,203	0	0
Scott Rose	8,889	*	5,605	3,284	*
S.A.C. Capital Associates LLC (16)	366,646	2.8	366,646	0	0
SBL Fund, Series J (17)	432,924	5.7	432,924	0	0
SBL Fund, Series V (17)	354,505	3.4	354,505	0	0
Security Equity Fund, Mid Cap Value Series (17)	547,442	4.3	547,442	0	0
Security Mid Cap Growth Fund (17)	233,722	1.8	233,722	0	0
Ann W. Siegel	35,009	0.3	35,009	0	0
Clifford Siegel (18)	17,779	0.1	11,203	6,576	*
Steven Silverman	25,956	0.2	24,644	1,312	*
Jean Singer & Jonathan Wetchler	5,605	*	5,605	0	0
Jeffrey Stillman	5,605	*	5,605	0	0
Visconsi Enterprises, LLC (19)	52,313	0.4	52,313	0	0
Antoni Visconsi, II (20)	56,021	0.4	56,021	0	0
Dominic A. Visconsi (19)	56,021	0.4	56,021	0	0

	Prior to Offering			After Offering
Name	Number of Shares Beneficially Owned	Percentage Of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	Percentage Of Class
Larry S. Werbel Profit Sharing Plan (20)	13,988	0.1	8,964	5,042	*
Gui Yun Yang	52,521	0.4	52,521	0	0
Gui Yun Yan Individual Retirement Account	33,623	0.3	11,203	22,420	0.2
Sanjay S. Yadav	10,669	*	6,725	3,944	*
Kenneth and Anna Zalk	86,011	0.7	86,011	0	0
Alpha Capital AG (21)	44,813	0.4	44,813	0	0

(1)	Edmund Bailys, the managing member, has the dispositive and voting authority of all shares held by The Edmund Bailys Family Trust LLC.

(2)	Jules Belken is the trustee of the Jules Belken Revocable Trust with dispositive and voting authority over the shares held by the trust.

(3)	Robert B. Richardson the President of the Billion Company has dispositive and voting authority over the shares held by the corporation.

(4)	Richard Smithline, a director of CAMOFJ Master LDC, has dispositive and voting authority over the shares held by the company.

(5)
Stewart R. Flink, Robert Hoyt and David Walsh, managing directors of Crestview Capital Master LLC, have dispositive and voting authority over the shares held by the company. Mr. Flink is a controlling shareholder of Dillon Capital, Inc, a broker-dealer registered with the NASD.

(6)
James G. Marquez and Mariella Marquez, general partners of HMR Investors L.P., have dispositive and voting authority over the shares held by the limited partnership. Mr. Marquez is a registered representative with the NASD and affiliated with Battenkill Capital Inc. a broker-dealer registered with the NASD.

(7)	Joshua Silverman, an authorized representative of Iroquois Master Fund Ltd., has the dispositive and voting authority over the shares held by the corporation.

(8)	David Bunzel, general manager of each of Irvine Capital Partners, L.P. and Irvine Capital Partners, III L.P., has the dispositive and voting authority over shares held by these entities.

(9)	Brett Cohen, president of JGB Management Inc., the general partner of JGB Capital LP, has the dispositive and voting authority over the shares held by the limited partnership.

(10)
David H. Kurzman, the managing partner of Kurzman Partners, LP, has the dispositive and voting authority over the shares held by the limited partnership. Mr. Kurzman is the registered person with NASD.

(11)	The Whitney National Bank of New Orleans is the trustee of the testamentary trust with dispositive and voting authority over the shares held by the trust.

(12)	J. Chapman Morris, Sr. and Geraldine Morris, trustees of the J. Chapman Morris Trust, have shared dispositive and voting authority over the shares held by the trust.

(13)	Luther King, managing partner of new Summit Partners, L.P., has the dispositive and voting authority over the shares held by the limited partnership.

(14)	Joseph J. Adams, Dan K. Park and Raymond P. Park, officers of the Park Corporation have shared dispositive and voting authority over the shares held by the corporation.

(15)
Shares beneficially owned by Pequot Capital Management, Inc. represent 490,442 shares of common stock held of record by Pequot Scout Fund, L.P. and 275,871 shares of common stock held of record by Pequot Mariner Master Fund, L.P. Pequot Capital Management, Inc., which is the investment manager to the above named funds exercises sole dispositive, voting and investment power for all the shares. Arthur J. Samberg is the Chief Executive Officer, Chairman and controlling shareholder of Pequot Capital Management, Inc.

(16)
Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company ("SAC Capital Advisors"), and S.A.C. Capital Management, LLC, a Delaware limited liability company ("SAC Capital Management") share all investment and voting power with respect to the securities held by S.A.C. Capital Associates, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management and by virtue of that has the ultimate voting and dispositive authority of the shares. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this registration statement.

(17)
Security Management Company, LLC is the investment advisor to (a) SBL Fund, Series J. (b) Security Mid Cap Growth Fund, (c) Security Equity Fund, Mid Cap Values Series, and (d) SBL Fund, Series V (collectively, the “Funds”). Each of the Funds is an investment company registered under the Investment Company Act of 1940, as amended. The securities listed in the table above are owned by the Funds. As investment advisor, Security Management Company, LLC may be deemed to be the beneficial owner of such securities.

(18)	Clifford Siegel is a senior executive of Jeffries and Company, a registered broker-dealer, and a member of the NASD.

(19)
Anthoni Visconsi II, Nicole Mawby and Dominic A. Visconsi Jr. are members of Visconsi Enterprises LLC, each with shared dispositive and voting authority over the shares held by Visconsi Enterprises LLC. Visconsi Enterprises LLC disclaims any beneficial interest in the shares held by Anthoni and Dominic Visconsi. Anthoni and Dominic Visconsi have an undisclosed beneficial interest in some of the shares of Visconsi Enterprises LLC.

(20)	Larry S. Werbel, the trustee of the Larry S. Werbel Profit Sharing Plan, has dispositive and voting authority over the shares held by the plan.

(21)	Konrad Ackerman and Rainer Pasch, directors of Alpha Capital AG, have shared dispositive and voting authority over the shares held by them.

The shares being offered for sale under this prospectus by the selling stockholders were acquired in one of a series of related transaction, all part of the July 2005 reorganization of HydroGen LLC into a public reporting company, HydroGen Corporation (formerly known as Chiste Corporation), and related financings.

One part of the reorganization was the exchange of outstanding membership interests by members of HydroGen LLC for the securities of HydroGen Corporation. In connection with the exchange, HydroGen Corporation assumed the outstanding registration obligations of the limited liability company. To finance the continuing operations of HydroGen Corporation, in connection with the exchange of membership interests, HydroGen LLC consummated a private placement $6,536,283 of additional membership interests that were immediately converted into Series B Preferred Shares in the exchange. Immediately after the exchange, HydroGen Corporation sold additional Series B Preferred Shares to several affiliated institutional investors for an aggregate of $7,000,000 in gross proceeds. Thus, in July 2005, as part of the exchange transaction, the company raised an aggregate of $13,536,283. As part of the reorganization of HydroGen LLC, in connection with the exchange transaction of membership interests and the private placement by the limited liability company, holders of an aggregate of $2,000,000 of debt of HydroGen LLC converted their principal amounts into Series B Preferred Shares on the same terms as the investors in the private placement. Battenkill Capital, Inc. was the placement agent for the private placements and engaged certain other selling agents. Together Battenkill and the other selling agents were paid $1,010,346 and issued HydroGen LLC membership interests which were immediately exchanged for 17,948 Series B Preferred Shares.

The Series B Preferred Shares converted into shares of common stock of HydroGen Corporation on August 19, 2005, upon approval by the shareholders of HydroGen Corporation of an increase in the authorized common share capital of the company.

To further fund HydroGen Corporation, on September 9, 2005 and September 21, 2005, HydroGen Corporation sold an aggregate of 134,439 shares of common stock for aggregate proceeds of $600,000 in a private placement to two institutional investors. The company paid $13,500 in commissions to Keating Investments, LLC for this investment.

PLAN OF DISTRIBUTION

Each selling stockholder of the common stock offered for sale hereunder and any of their pledgees, donees, assignees or other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter bulletin board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.

Any or all of the sales or other transactions described above involving the shares may be made using this prospectus. The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker - dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker - dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent.

The company is required to pay certain fees and expenses incurred by the company incident to the registration of the shares. We have agreed to indemnify the selling stockholders and any of their respective officers, directors and agents, and certain other persons against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller.

EXPERTS

Our financial statements have been incorporated in the registration statement in reliance upon the report of Goldstein Golub Kessler LLP, independent registered public accountants, appearing in the registration statement, and upon the authority of this firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities are sold.

•	Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006; and

•	Form 8-A filed on March 5, 2007 under Section 12(b) of the Securities Exchange Act of 1934.

Potential investors may obtain a copy of any of our SEC filings, excluding exhibits, without charge by written or oral request directed to Corporate Secretary, HydroGen Corporation, 2 Juniper Street, Versailles, PA 15132.